Star Gas Partners, L.P.

2187 Atlantic Street

Stamford, CT 06902

March 24, 2006

Via Edgar and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mail Stop 3561

Re:	Star Gas Partners, L.P. (the “Partnership”)
Registration Statement on Form S-3
(File No. 333-131098)

Ladies and Gentlemen:

Reference is made to the Partnership’s previous letter dated March 22, 2006 requesting acceleration of the above referenced registration statement to 11:00 a.m. (Washington, D.C. time) on March 28, 2006 or as soon thereafter as practicable.

The Partnership hereby withdraws this acceleration request. The Partnership shall file a new acceleration request at such time as the Partnership is ready to request that the effectiveness of the above-referenced registration statement be accelerated.

Sincerely,

STAR GAS PARTNERS, L.P.

By: Star Gas LLC, general partner

By: /s/  Richard F. Ambury

             Richard F. Ambury

             Chief Financial Officer